Free Writing Prospectus dated August 10, 2016 (to Prospectus dated March 31, 2015 and Preliminary Prospectus Supplement dated August 8, 2016)	Filed pursuant to Rule 433 Registration Statement No. 333-203157

Perpetual Subordinated Contingent Convertible
Capital Notes

Terms and Conditions

Issuer	The Royal Bank of Scotland Group plc
Issue

USD 2,650,000,000 8.625% perpetual subordinated contingent convertible additional tier 1 capital notes (callable August 15, 2021 and every five years thereafter) (the “Contingent Capital Notes”).

The Contingent Capital Notes will be issued pursuant to a Contingent Convertible Securities Indenture dated August 10, 2015, between the Issuer and The Bank of New York Mellon acting through its London Branch as trustee (the “Trustee”), as supplemented by a third supplemental indenture which is expected to be dated as of the Issue Date (the “Third Supplemental Indenture” and, together with the Original Indenture, the “Indenture”).

Issuer Rating	Ba1 / BBB- / BBB+ (Moody’s / S&P / Fitch)
Expected Issue Rating*	B / BB- (EXP) (S&P / Fitch)
Pricing Date	August 10, 2016
Issue Date / Settlement Date	August 15, 2016 (T + 3)
Currency	U.S. Dollar
Perpetual Securities	The Contingent Capital Notes are perpetual securities and have no fixed maturity or fixed redemption date.
Issuer ordinary shares price	GBP 1.949 (based on London Stock Exchange closing price on August 10, 2016)
GBP / USD Exchange Rate	1.3021
Conversion Price	The conversion price per ordinary share in respect of the Contingent Capital Notes (the “Conversion Price”) shall be USD 2.284, subject to certain anti-dilution adjustments, as described under “Description of the Contingent Capital Notes—Anti-Dilution Adjustment of the Conversion Price” in the preliminary prospectus supplement.
Business Day Convention Day Count Fraction	Following unadjusted 30/360

Page 1/16

Global Co-ordinator and Structuring Advisor, Joint Bookrunner and Joint Lead Manager	RBS
Joint Bookrunners and Joint Lead Managers	Citigroup, Deutsche Bank Securities, J.P. Morgan, UBS Investment Bank
Co-Managers	BofA Merrill Lynch, Credit Suisse, Goldman, Sachs & Co., HSBC, ING, Natixis, Santander, Wells Fargo Securities
Interest Rate	From and including the Issue Date to but excluding August 15, 2021 (the “First Call Date”), interest will accrue on the Contingent Capital Notes at an initial rate equal to 8.625% per annum. From and including each Reset Date to but excluding the next succeeding Reset Date, interest will accrue on the Contingent Capital Notes at a rate per annum equal to the sum of the then prevailing Mid-Market Swap Rate on the relevant Reset Determination Date and 7.598%, converted to a quarterly rate in accordance with market convention (rounded to two decimal places, with 0.005 being rounded down).
Issue Price	100.000%
Issue Size	USD 2,650,000,000
US Treasury Benchmark	1.125% due July 31, 2021
US Treasury Yield	1.072%
Re-offer Yield	8.627% quarterly / 8.720% semi-annual / Price 100.000%
Coupon	8.625% quarterly / 8.718% semi-annual
Semi-annual equivalent re-offer spread to US Treasury	7.648% (using 8.720% semi-annual equivalent yield)
Underwriting Discount	1.000%
All-in Price	99.000%
Proceeds, before expenses, to the Issuer	USD 2,623,500,000
5 Year Mid Swap	1.125% annual / 1.122% semi-annual
Semi-annual equivalent spread to 5 Year Mid Swap	7.598% (using 8.720% semi-annual equivalent yield)
Reset Date	The First Call Date and every fifth anniversary thereafter.
ISIN	US780097BB64
CUSIP	780097 BB6
Interest Payment Dates	Subject to the provisions set out below, the Contingent Capital Notes will bear interest from and including the Issue Date at the rate per annum set forth above, payable quarterly in arrear on March 31, June 30, September 30 and December 31 of each year (each, an “Interest Payment Date”), commencing on September 30, 2016.
Reset Determination Date	The second Business Day (as defined below) immediately preceding each Reset Date.

Page 2/16

Mid-Market Swap Rate	The mid-market US dollar swap rate Libor basis having a five-year maturity appearing on Bloomberg page “USISDA 05” (or such other page as may replace such page on Bloomberg, or such other page or service as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) as at approximately 11:00 a.m. (New York time) on the Reset Determination Date, as determined by the Calculation Agent. If such swap rate does not appear on such page (or such other page or service), the Mid-Market Swap Rate shall instead be determined by the Calculation Agent as being equal to the arithmetic mean expressed as a percentage and rounded, if necessary, to the nearest 0.001% (0.0005% being rounded upwards) of the quotations provided by the principal office of each of four major banks in the US dollar swap rate market (which banks shall be selected by the Calculation Agent with the prior agreement of the Issuer not less than 20 calendar days prior to the Reset Determination Date) (the “Reference Banks”) of the rates at which swaps in US dollars are offered by it at approximately 11.00 a.m. (New York time) (or thereafter on the Reset Determination Date, with the Calculation Agent acting on a best efforts basis) on the Reset Determination Date to participants in the US dollar swap rate market for a five-year period. If the Mid-Market Swap Rate is still not determined on the relevant Reset Determination Date in accordance with the foregoing procedures, the Mid-Market Swap Rate shall be the mid-market US dollar swap rate Libor basis having a five-year maturity that appeared on the most recent Bloomberg page “USISDA 05” (or such other page as may replace such page on Bloomberg, or such other page or service as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) that was last available prior to 11.00 a.m. (New York time) on the relevant Reset Determination Date, as determined by the Calculation Agent.
Regular Record Date	The regular record dates for the Contingent Capital Notes will be the 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day (each, a “Record Date”). The term “Business Day” means any weekday, other than one on which banking institutions are authorised or obligated by law, regulation or executive order to close in London, England, or in New York City.
Interest Payments Discretionary	Interest on the Contingent Capital Notes will be due and payable only at the full discretion of the Issuer and the Issuer shall have sole and absolute discretion at all times and for any reason to cancel any interest payment in whole or in part that would otherwise be payable on any Interest Payment Date. If the Issuer does not make an interest payment on the Interest Payment Date, or if the Issuer elects to make a payment of a portion, but not all, of such interest payment, such non-payment shall evidence the Issuer’s exercise of discretion to cancel such interest payment, or the portion of such interest payment not paid, and accordingly such interest payment, or portion thereof, shall not be or become due and payable.
Restrictions on Interest Payments

The Issuer shall cancel any interest or such interest shall be deemed to be cancelled on the Contingent Capital Notes (or, as appropriate, any part thereof) which is scheduled to be paid on an Interest Payment Date if (a) the Issuer has an amount of Distributable Items (as defined below) on such scheduled Interest Payment Date that is less than the sum of (i) all payments (other than redemption payments which do not reduce Distributable Items) made or declared by the Issuer since the end of the Issuer’s latest financial year and prior to such Interest Payment Date on or in respect of any Parity Securities, the Contingent Capital Notes and any Junior Securities and (ii) all payments (other than redemption payments which do not reduce Distributable Items) payable by the Issuer on such Interest Payment Date (x) on the Contingent Capital Notes and (y) on or in respect of any Parity Securities or any Junior Securities, in the case of each of (i) and (ii), excluding any payments already accounted for in determining the Distributable Items; or (b) the Solvency Condition (as described below) is not (or would not be) satisfied in respect of such amounts payable on such Interest Payment Date.

“Distributable Items” means subject as otherwise defined in, and/or interpreted in accordance with, the Capital Regulations applicable to the Issuer from time to time, the amount of the Issuer’s profits at the end of the latest financial year plus any profits brought forward and reserves available for that purpose before distributions to holders of the Contingent Capital Notes, any Parity Securities and Junior Securities, less any losses brought forward, profits which are non-distributable pursuant to the Companies Act 2006 (UK) (the “Companies Act”) or any other provisions of English law from time to time applicable to the Issuer or the Issuer’s Memorandum and Articles of Association from time to time (together, the “Articles of Association”) and sums placed to non-distributable reserves in accordance with the Companies Act or other provisions of

Page 3/16

English law from time to time applicable to the Issuer or the Articles of Association, those losses and reserves being determined on the basis of the Issuer’s individual accounts and not on the basis of the Issuer’s consolidated accounts.

“Junior Securities” means (i) any ordinary shares or other securities of the Issuer ranking, or expressed to rank, junior to the Contingent Capital Notes in a Winding-up or Administration Event (as defined under “—Ranking” below) and/or (ii) any securities issued by any other member of the Group where the terms of such securities benefit from a guarantee or support agreement entered into by the Issuer which ranks, or is expressed to rank, junior to the Contingent Capital Notes in a Winding-up or Administration Event.

“Parity Securities” means (i) the most senior ranking class or classes of non-cumulative preference shares in the capital of the Issuer from time to time and any other securities of the Issuer ranking, or expressed to rank, pari passu with the Contingent Capital Notes and/or such preference shares following a Winding-up or Administration Event and/or (ii) any securities issued by any other member of the Group where the terms of the securities benefit from a guarantee or support agreement entered into by the Issuer which ranks or is expressed to rank pari passu with the Contingent Capital Notes and/or such preference shares following a Winding-up or Administration Event.

Solvency Condition

Other than in the event of a Winding-up or Administration Event or in relation to the cash component of any Alternative Consideration in any Settlement Shares Offer (as such terms are defined in the preliminary prospectus supplement), payments in respect of or arising from the Contingent Capital Notes (including any damages for breach of any obligations thereunder) are, in addition to the right of the Issuer to cancel payments of interest, conditional upon the Issuer being solvent at the time the relevant payment is due to be made and no principal, interest or other amount shall be due and payable in respect of, or arising from, the Contingent Capital Notes, except to the extent that the Issuer could make such payment and still be solvent immediately thereafter (such condition is referred to herein as the “Solvency Condition”).

For the purposes of determining whether the Solvency Condition is met, the Issuer shall be considered to be solvent at a particular point in time if:

(1) it is able to pay its debts as they fall due; and

(2) its Assets are at least equal to its Liabilities.

“Assets” means the unconsolidated gross assets of the Issuer, as shown in the latest published audited balance sheet of the Issuer, adjusted for subsequent events in such manner as the directors of the Issuer may determine.

“Liabilities” means the unconsolidated gross liabilities of the Issuer, as shown in the latest published audited balance sheet of the Issuer, adjusted for contingent liabilities and prospective liabilities and for subsequent events in such manner as the directors of the Issuer may determine.

An officer’s certificate (which shall only be required if the Issuer at the relevant time has not satisfied the Solvency Condition and is relying on that fact as the basis for not making an interest payment on the Contingent Capital Notes) as to the Issuer’s solvency shall, unless there is manifest error, be treated and accepted by the Issuer, the Trustee and any holder of the Contingent Capital Notes as correct and sufficient evidence that the Solvency Condition is not satisfied. If the Issuer fails to make a payment because the Solvency Condition is not satisfied, this payment shall not be or become due and payable and shall be deemed cancelled.

Any payment of interest not due by reason of the provisions described above shall be deemed cancelled. See “—Agreement to Interest Cancellation” and “—Notice of Interest Cancellation” below.

Agreement to Interest Cancellation

By acquiring the Contingent Capital Notes, the holders and beneficial owners acknowledge and agree that:

(a) interest is payable solely at the discretion of the Issuer, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been cancelled by the Issuer (in whole or in part) at its sole discretion and/or deemed cancelled (in whole or in part) as result of the Issuer having insufficient Distributable Items or failing to satisfy the Solvency Condition; and

(b) a cancellation or deemed cancellation of interest (in each case, in whole or in part) in

Page 4/16

accordance with the terms of the Indenture and the Contingent Capital Notes shall not constitute a default in payment or otherwise under the terms of the Contingent Capital Notes or the Indenture (as defined below).

Interest will only be due and payable on an Interest Payment Date to the extent it is not cancelled or deemed cancelled (in each case, in whole or in part) in accordance with the provisions described under “—Interest Payments Discretionary”, “—Restrictions on Interest Payments” and “—Solvency Condition” above. Any interest cancelled or deemed cancelled (in each case, in whole or in part) in the circumstances described above shall not be due and shall not accumulate or be payable at any time thereafter, and holders and beneficial owners shall have no rights thereto or to receive any additional interest or compensation as a result of such cancellation or deemed cancellation of interest in respect of the Contingent Capital Notes.

Notice of Interest Cancellation	If practicable, the Issuer will provide notice of any cancellation or deemed cancellation of interest (in each case, in whole or in part) to the holders of the Contingent Capital Notes through the Depository Trust Company (“DTC”) (or, if the Contingent Capital Notes are held in definitive form, to the holders of the Contingent Capital Notes directly at their addresses shown on the register for the Contingent Capital Notes) and to the Trustee directly on or prior to the relevant Interest Payment Date. Failure to provide such notice will have no impact on the effectiveness of, or otherwise invalidate, any such cancellation or deemed cancellation of interest (and accordingly, such interest will not be due and payable), or give the holders and beneficial owners of the Contingent Capital Notes any rights as a result of such failure.
Ranking

The Contingent Capital Notes will constitute direct, unsecured and subordinated obligations of the Issuer, ranking pari passu without any preference among themselves.

The rights and claims of the holders and beneficial owners in respect of, or arising from, the Contingent Capital Notes (including any damages, if payable) will be subordinated to the claims of Senior Creditors.

If:

(1) an order is made, or an effective resolution is passed, for the winding up of the Issuer (excluding in any such case a solvent winding-up solely for the purpose of a reconstruction, amalgamation, reorganisation, merger or consolidation of the Issuer, or the substitution in place of the Issuer of a successor in business of the Issuer, the terms of which have previously been approved by the Trustee or in writing by holders of not less than 2/3 (two thirds) in aggregate principal amount of the Contingent Capital Notes); or

(2) an administrator of the Issuer is appointed and such administrator gives notice that it intends to declare and distribute a dividend;

(each, respectively, or together, a “Winding-up or Administration Event”), then (a) if any such events specified in (1) or (2) above occurs before the date on which the Conversion Trigger Event occurs, there shall be payable by the Issuer in respect of each Contingent Capital Note (in lieu of any other payment by the Issuer) such amount, if any, as would have been payable to a holder or beneficial owner of Contingent Capital Notes if, on the day prior to the commencement of the Winding-up or Administration Event and thereafter, such holder or beneficial owner of Contingent Capital Notes were the holder of one of a class of Notional Preference Shares (as defined below) on the assumption that the amount that such holder or beneficial owner of Contingent Capital Notes was entitled to receive in respect of such Notional Preference Shares, on a return of assets in such Winding-up or Administration Event, was an amount equal to the principal amount of the relevant Contingent Capital Note, together with any Accrued Interest (as defined below) and any damages (if payable), regardless of whether the Solvency Condition is satisfied on the date upon which the same would otherwise be due and payable and (b) if any such events specified in (1) or (2) above occur on or after the date on which the Conversion Trigger Event occurs but the Settlement Shares to be issued and delivered to the Settlement Share Depository on the Conversion Date have not been so delivered, there shall be payable by the Issuer in respect of each Contingent Capital Note (in lieu of any other payment by the Issuer) such amount, if any, as would have been payable to the holder or beneficial owner of such Contingent Capital Note in a Winding-up or Administration Event if the Conversion Date in respect of the Automatic Conversion had occurred immediately before the occurrence of a Winding-up or Administration Event (and, as a result, such holder or beneficial owner were the holder of such number of the Issuer’s ordinary shares as such holder or beneficial owner would have been entitled to receive on the Conversion Date, ignoring for this purpose the Issuer’s right to make an election for a Settlement Shares Offer

Page 5/16

to be effected), regardless of whether the Solvency Condition is satisfied on the date upon which the same would otherwise be due and payable.

“Senior Creditors” means creditors of the Issuer (i) who are unsubordinated creditors, (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of a Winding-up or Administration Event or otherwise) to the claims of unsubordinated creditors of the Issuer but not further or otherwise, or (iii) who are subordinated creditors of the Issuer (whether as aforesaid or otherwise), other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of holders of the Contingent Capital Notes and/or pari passu with or junior to any claims ranking pari passu with the claims of holders of the Contingent Capital Notes, in each case in a Winding-up or Administration Event occurring prior to any Conversion Trigger Event.

“commencement” means, in relation to the winding up of the Issuer, the date on which such winding up commences, or is deemed to commence, determined in accordance with Section 86 or 129 of the Insolvency Act 1986.

“Notional Preference Shares” means an actual or notional class of preference shares in the capital of the Issuer having an equal right to return of assets in a Winding-up or Administration Event of the Issuer to, and so ranking pari passu with, the most senior class or classes of issued preference shares with non-cumulative dividends (if any) in the capital of the Issuer from time to time and which have a preferential right to a return of assets in the Winding-up or Administration Event over, and so rank ahead of, all other classes of issued shares for the time being in the capital of the Issuer but ranking junior to the claims of Senior Creditors and junior to any notional class of preference shares in the capital of the Issuer which is referenced in any instrument of the Issuer for the purposes of determining a claim in the winding-up or administration of the Issuer and, as so referenced, (i) is expressed to have a preferential right to a return of assets in the Issuer’s winding-up or administration over the holders of all other classes of shares for the time-being in the capital of the Issuer and (ii) is not expressed to rank junior to any other notional class of preference shares in the capital of the Issuer.

Waiver of Right to Set-Off	By acquiring a Contingent Capital Note, each holder (and the Trustee acting on behalf of the holders) will be deemed to have waived any right of set-off, counterclaim or combination of accounts with respect to such Contingent Capital Note or the Indenture (or between the Issuer’s obligations under or in respect of any Contingent Capital Note and any liability owed by a holder) that they (or the Trustee acting on their behalf) might otherwise have against the Issuer, whether before or during any Winding-Up or Administration Event. Notwithstanding the above, if any such rights and claims of any such holder (or the Trustee acting on behalf of any such holder) against the Issuer are discharged by set-off, such holder (or the Trustee acting on behalf of any such holder) will, immediately pay an amount equal to the amount of such discharge to the Issuer or, in the event of a Winding Up or Administration Event, the liquidator or administrator (or other relevant insolvency official), as the case may be, to be held on trust for Senior Creditors, and until such time as payment is made will hold a sum equal to such amount on trust for Senior Creditors, and accordingly such discharge shall be deemed not to have taken place.
Conversion Trigger Event

A “Conversion Trigger Event” shall occur at any point in time at which the CET1 Ratio (as defined below) is less than 7.00%.

Any interest in respect of an Interest Payment Date which falls on or after the date of the Conversion Trigger Event shall be deemed to have been cancelled upon the occurrence of such Conversion Trigger Event and shall not become due and payable.

Definitions:

“Capital Regulations” means, at any time, the laws, regulations, requirements, guidelines and policies relating to capital adequacy binding on credit institutions (including, without limitation, as to leverage) then in effect as applicable to the Issuer or the Regulatory Group (as defined below) including if and to the extent applicable to the Issuer or the Regulatory Group and without limitation to the generality of the foregoing, any delegated or implementing acts (such as regulatory technical standards) adopted by the European Commission and any laws or regulations as well as requirements, guidelines and policies adopted by the PRA from time to time (whether or not such laws, regulations, requirements, guidelines or policies are applied generally or specifically to the Issuer or to the Regulatory Group), in each case relating to capital adequacy.

“CET1 Capital” means the sum, expressed in pounds sterling, of all amounts that constitute Common Equity Tier 1 Capital of the Regulatory Group, less any deductions from Common Equity

Page 6/16

Tier 1 Capital of the Regulatory Group required to be made, in each case as calculated by the Issuer on a consolidated and fully loaded basis in accordance with the Capital Regulations applicable to the Regulatory Group as at that point in time (which calculation shall be binding on the Trustee and the holders of Contingent Capital Notes).

“CET1 Ratio” means the ratio of CET1 Capital to Risk Weighted Assets expressed as a percentage and on the basis that all measures used in such calculation shall be calculated on a fully loaded basis.

“Common Equity Tier 1 Capital” shall have the meaning ascribed to such term in CRD IV (as the same may be amended or replaced from time to time) as interpreted and applied in accordance with the Capital Regulations then applicable to the Regulatory Group.

“CRD IV” means (i) the CRD IV Directive and the CRD IV Regulation, to the extent applicable to the Issuer or the Regulatory Group and (ii) the Capital Regulations.

“CRD IV Directive” means Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, and any successor or amending directive.

“CRD IV Regulation” means Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms amending Regulation (EU) No. 648/2012, and any successor or amending regulation.

“fully loaded” means, in relation to a measure that is presented or described as being on a “fully loaded basis” that such measure is calculated in accordance with the PRA Rulebook CRR Firms Instrument 2013 (as may be amended from time to time).

“PRA” means the Prudential Regulation Authority or such other governmental authority having primary supervisory authority with respect to the prudential regulation of the Issuer’s business.

“Regulatory Group” means the Issuer, its subsidiary undertakings, participations, participating interests and any subsidiary undertakings, participations or participating interests held (directly or indirectly) by any of its subsidiary undertakings from time to time and any other undertakings from time to time consolidated with it for regulatory purposes, in each case in accordance with the rules and guidance of the PRA then in effect.

“Risk Weighted Assets” means the aggregate amount, expressed in pounds sterling, of the risk weighted assets of the Regulatory Group, as calculated by the Issuer on a consolidated and fully loaded basis in accordance with the Capital Regulations applicable to the Regulatory Group (which calculation shall be binding on the Trustee and holders of the Contingent Capital Notes) and where the term “risk weighted assets” means the risk weighted assets or total risk exposure amount, as calculated by the Issuer in accordance with the Capital Regulations applicable to the Regulatory Group as at that point in time.

Loss Absorption (Automatic Conversion)

Upon the occurrence of the Conversion Trigger Event, each Contingent Capital Note shall, on the Conversion Date, be converted in whole but not in part into ordinary shares credited as fully paid (the “Settlement Shares”) at the Conversion Price and in accordance with the terms set forth herein and in the preliminary prospectus supplement. The Settlement Shares shall be issued and delivered to the Settlement Share Depository (as defined in the preliminary prospectus supplement) (on behalf of the holders and beneficial owners) on the Conversion Date (the “Automatic Conversion”), in consideration for which all of the Issuer’s obligations under the Contingent Capital Notes shall be irrevocably and automatically released, and under no circumstances shall the Issuer’s released obligations be reinstated. The Contingent Capital Notes are not convertible at the option of the holders or beneficial owners at any time. Automatic Conversion shall not constitute a default under the Contingent Capital Notes.

On the Conversion Date, the Settlement Shares shall be issued and delivered by the Issuer to the Settlement Share Depository (except as otherwise provided in the supplemental Indenture and the Contingent Capital Notes) on terms permitting a Settlement Shares Offer and, provided the Settlement Shares are so issued and delivered, no holder of Contingent Capital Notes will have any rights against the Issuer with respect to the repayment of the principal amount of the Contingent Capital Notes or the payment of interest or any other amount on or in respect of such Contingent Capital Notes, which liabilities of the Issuer shall be automatically released. Accordingly, the principal amount of the Contingent Capital Notes shall equal zero at all times thereafter (although the Tradable Amount (as defined below) shall remain unchanged). Any

Page 7/16

interest in respect of an interest period ending on any Interest Payment Date falling between the Conversion Trigger Event and the Conversion Date shall be deemed to have been cancelled upon the occurrence of such Conversion Trigger Event and shall not be due and payable.

Provided that the Issuer issues and delivers the Settlement Shares to the Settlement Share Depository in accordance with the terms of the Contingent Capital Notes as described herein, with effect from and on the Conversion Date, holders and beneficial owners of the Contingent Capital Notes shall have recourse only to the Settlement Share Depository for the delivery to them of Settlement Shares, or, if they elect, American Depositary Shares represented by American Depositary Receipts (“ADSs”) or, if applicable, the Alternative Consideration (as defined in the preliminary prospectus supplement). Subject to the occurrence of a Winding-up or Administration Event on or following the Conversion Trigger Event, if the Issuer fails to issue and deliver the Settlement Shares upon Automatic Conversion to the Settlement Share Depository on the Conversion Date, a holder’s or beneficial owner’s only right under the Contingent Capital Notes will be to claim to have such Settlement Shares so issued and delivered.

The Settlement Shares to be issued and delivered shall (except where the Issuer has been unable to appoint a Settlement Share Depository) initially be registered in the name of the Settlement Share Depository, which, subject to a Settlement Shares Offer, shall hold such Settlement Shares on behalf of the holders and beneficial owners of Contingent Capital Notes. By virtue of its holding of any Contingent Capital Note, each holder and beneficial owner of a Contingent Capital Note shall be deemed to have irrevocably directed the Issuer to issue and deliver the Settlement Shares corresponding to the conversion of its holding of the Contingent Capital Notes to the Settlement Share Depository.

Following the issuance and delivery of the Settlement Shares to the Settlement Share Depository on the Conversion Date, the Contingent Capital Notes shall remain in existence until the applicable Cancellation Date (as defined in the preliminary prospectus supplement) for the sole purpose of evidencing the holder’s or beneficial owner’s right to receive Settlement Shares, or, if it elects, ADSs or the Alternative Consideration (as defined in the preliminary prospectus supplement), as the case may be, from the Settlement Share Depository.

Subject to the conditions described under “Description of the Contingent Capital Notes—Conversion—Conversion Procedures” in the preliminary prospectus supplement, the Settlement Shares, or, if a holder elects, ADSs or Alternative Consideration (as defined in the preliminary prospectus supplement) will be delivered to holders of the Contingent Capital Notes on the Settlement Date and the Contingent Capital Notes shall be cancelled on the Cancellation Date.

“Conversion Date” shall be the date specified in the Conversion Trigger Notice and shall occur without delay upon, and in any event within one month of, the occurrence of the Conversion Trigger Event.

“Conversion Trigger Notice” means the delivery by the Issuer of notice to the Trustee and the holders of Contingent Capital Notes following the occurrence of the Conversion Trigger Event without delay after such Conversion Trigger Event (and in any event within such period as the PRA may require). The date on which the Conversion Trigger Notice shall be deemed to have been given shall be the date on which it is dispatched by the Issuer to DTC (or if the Contingent Capital Notes are held in definitive form, to the holders of the Contingent Capital Notes directly). The Conversion Trigger Notice shall specify (i) that the Conversion Trigger Event has occurred and the CET1 Ratio resulting in such Conversion Trigger Event, (ii) the Conversion Date, (iii) the then-prevailing Conversion Price (which Conversion Price shall remain subject to any subsequent anti-dilution adjustment up to the Conversion Date), (iv) the contact details of any Settlement Share Depository, or, if the Issuer has been unable to appoint a Settlement Share Depository, such other arrangements for the issuance and/or delivery of the Settlement Shares, or, if the holder elects, ADSs or any Alternative Consideration to the holders of Contingent Capital Notes as it shall consider reasonable in the circumstances, (v) that the Issuer has the option, at its sole and absolute discretion, to elect that a Settlement Shares Offer be conducted and that, if the Issuer so elects, it will issue a Settlement Shares Offer Notice within ten (10) Business Days following the Conversion Date notifying the holders of the Contingent Capital Notes of its election; and (vi) the Suspension Date and that the Contingent Capital Notes shall remain in existence for the sole purpose of evidencing the holder’s or beneficial owner’s right to receive Settlement Shares, or, if elected, ADSs or the Alternative Consideration, as applicable, from the Settlement Share Depository and that the Contingent Capital Notes may continue to be transferable until the Suspension Date.

Page 8/16

“Tradable Amount” is the denomination of each book-entry interest.
Anti-dilution Provisions

Customary anti-dilution provisions related to:

•   consolidation, reclassification or subdivision of the ordinary shares of the Issuer

•   subject to certain exceptions, issue of ordinary shares credited as fully paid to the Issuer’s existing shareholders as a class by way of capitalisation of profits or reserves

•   issue of ordinary shares of the Issuer by way of rights at a price per ordinary share which is less than 95% of current market price per ordinary share on the effective date

•   the payment of extraordinary dividends

Agreement with Respect to Automatic Conversion	By its acquisition of the Contingent Capital Notes, each holder and beneficial owner shall be deemed to have (i) agreed to all the terms and conditions of the Contingent Capital Notes, including, without limitation, those related to (x) Automatic Conversion following the Conversion Trigger Event and (y) the appointment of the Settlement Share Depository, the issuance of the Settlement Shares to the Settlement Share Depository (or to the relevant recipient in accordance with the terms of the Contingent Capital Notes) and the potential sale of the Settlement Shares pursuant to a Settlement Shares Offer, and acknowledged that such events in (x) and (y) may occur without any further action on the part of the holders or beneficial owners of the Contingent Capital Notes or the Trustee, (ii) agreed that effective upon, and following, the Automatic Conversion, no amount shall be due and payable to the holders or beneficial owners of the Contingent Capital Notes, and the Issuer’s liability to pay any such amounts (including the principal amount of, or any interest in respect of, the Contingent Capital Notes) shall be automatically released, and the holders and beneficial owners shall not have the right to give a direction to the Trustee with respect to the Conversion Trigger Event and any related Automatic Conversion, (iii) waived, to the extent permitted by the Trust Indenture Act (as defined herein), any claim against the Trustee arising out of its acceptance of its Trusteeship under, and the performance of its duties, powers and rights in respect of, the Indenture and in connection with the Contingent Capital Notes, including, without limitation, claims related to or arising out of or in connection with the Conversion Trigger Event and/or any Automatic Conversion and (iv) authorised, directed and requested DTC and any direct participant in DTC or other intermediary through which it holds such Contingent Capital Notes to take any and all necessary action, if required, to implement the Automatic Conversion without any further action or direction on the part of such holder or beneficial owner or the Trustee.
Settlement Shares Offer

In the Issuer’s sole and absolute discretion, within ten (10) Business Days following the Conversion Date, the Issuer may elect that the Settlement Share Depository (or an agent on its behalf) make an offer of all or some of the Settlement Shares to all or some of the Issuer’s ordinary shareholders upon Automatic Conversion, such offer to be at a cash price per Settlement Share that will be no less than the Conversion Price (translated from US dollars into pounds sterling at the then-prevailing rate as determined by the Issuer in its sole discretion) subject to certain anti-dilution adjustments, as described under “Description of the Contingent Capital Notes—Anti-Dilution Adjustment of the Conversion Price” in the preliminary prospectus supplement (the “Settlement Shares Offer”). Such election shall be made through the delivery of a “Settlement Shares Offer Notice” to the Trustee directly and to the holders of the Contingent Capital Notes. If so elected, the Settlement Shares Offer Notice shall specify (i) the period of time for which the Settlement Shares Offer shall be made (the “Settlement Shares Offer Period”), which shall end no later than forty (40) Business Days after the delivery of the Settlement Shares Offer Notice, and (ii) the date on which DTC shall suspend all clearance and settlement of transactions in the Contingent Capital Notes in accordance with its rules and procedures (the “Suspension Date”), if the Suspension Date has not previously been specified in the Conversion Trigger Notice.

Upon expiry of the Settlement Shares Offer Period, the Settlement Share Depository will provide notice to the holders of Contingent Capital Notes of the composition of the Alternative Consideration (and of the deductions to the cash component, if any, of the Alternative Consideration (as set out in the definition of Alternative Consideration)) per $1,000 Tradable Amount of the Contingent Capital Notes. The Alternative Consideration will be held by the Settlement Share Depository on behalf of the holders of Contingent Capital Notes and will be delivered to holders of Contingent Capital Notes pursuant to the procedures set forth under “Description of the Contingent Capital Notes—Conversion—Settlement Shares Offer” in the

Page 9/16

preliminary prospectus supplement.

The cash component of any Alternative Consideration shall be payable by the Settlement Share Depository to the holders of Contingent Capital Notes whether or not the Solvency Condition is satisfied.

Agreement with Respect to Any Settlement Shares Offer	By its acquisition of the Contingent Capital Notes, each holder and beneficial owner of the Contingent Capital Notes acknowledges and agrees that if the Issuer elects, in its sole and absolute discretion, that a Settlement Shares Offer be conducted by the Settlement Share Depository, such holder and beneficial owner shall be deemed to have: (i) irrevocably consented to any Settlement Shares Offer and, notwithstanding that such Settlement Shares are held by the Settlement Share Depository on behalf of the holders and beneficial owners of the Contingent Capital Notes, to the Settlement Share Depository using the Settlement Shares delivered to it to settle any Settlement Shares Offer; (ii) irrevocably consented to the transfer of the beneficial interest it holds in the Settlement Shares delivered upon Automatic Conversion to the Settlement Share Depository or to one or more purchasers identified by the Settlement Share Depository in connection with the Settlement Shares Offer; (iii) irrevocably agreed that the Issuer and the Settlement Share Depository may take any and all actions necessary to conduct the Settlement Shares Offer in accordance with the terms of the Contingent Capital Notes; and (iv) irrevocably agreed that none of the Issuer, the Trustee or the Settlement Share Depository shall, to the extent permitted by applicable law, incur any liability to the holders or beneficial owners of the Contingent Capital Notes in respect of the Settlement Shares Offer (except for the obligations of the Settlement Share Depository in respect of the holders’ and beneficial owners’ entitlement to, and subsequent delivery of, any Alternative Consideration).
Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between the Issuer and any holder or beneficial owner of the Contingent Capital Notes, by its acquisition of the Contingent Capital Notes, each holder and each beneficial owner of the Contingent Capital Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Contingent Capital Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Contingent Capital Notes into ordinary shares or other securities or other obligations of the Issuer or another person; and/or (iii) the amendment of the amount of interest due on the Contingent Capital Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which U.K. bail-in power may be exercised by means of variation of the terms of the Contingent Capital Notes solely to give effect to the exercise by the relevant UK resolution authority of such UK bail-in power. With respect to (i), (ii) and (iii) above, references to principal and interest shall include payments of principal and interest that have become due and payable but which have not been paid, prior to the exercise of any U.K. bail-in power. Each holder and each beneficial owner of the Contingent Capital Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Contingent Capital Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

For these purposes, a “U.K. bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to the Issuer or other members of the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime under the Banking Act 2009, as the same has been or may be amended from time to time (whether pursuant to the UK Financial Services (Banking Reform) Act 2013, secondary legislation or otherwise), pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligation may be deemed to have been exercised. A reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power.

Page 10/16

Repayment of Principal and Payment of Interest After Exercise of UK Bail-in Power	No payment of principal following any proposed redemption of the Contingent Capital Notes or payment of interest on the Contingent Capital Notes shall become due and payable after the exercise of any UK bail-in power by the relevant UK resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by the Issuer under the laws and regulations of the United Kingdom and the European Union applicable to the Issuer and the Group.
Optional Redemption	The Contingent Capital Notes will, subject to the satisfaction of the Solvency Condition and the conditions described under “—Pre-conditions to Redemptions and Repurchases” below, be redeemable in whole but not in part, at the option of the Issuer and in its sole discretion on the First Call Date or on any Reset Date thereafter at 100% of their principal amount, together with any accrued and unpaid interest on the Contingent Capital Notes, excluding any interest which has been cancelled or deemed to be cancelled in accordance with the terms of the Contingent Capital Notes (“Accrued Interest”), to but excluding the date fixed for redemption.
Redemption for Tax Reasons

If at any time a Tax Event has occurred, the Issuer may, subject to the satisfaction of the Solvency Condition and the conditions described under “—Pre-conditions to Redemptions and Repurchases” below, at its option and in its sole discretion redeem the Contingent Capital Notes, in whole but not in part, at any time at 100% of their principal amount together with any Accrued Interest to, but excluding, the date fixed for redemption.

A “Tax Event” will be deemed to have occurred with respect to the Contingent Capital Notes if, at any time, the Issuer shall determine that, as a result of any change in, or amendment to, the laws or regulations of the U.K. or any political subdivision or any authority thereof or therein having power to tax (including any treaty to which the U.K. or any political subdivision or any authority thereof or therein is a party), or any change in the official application of such laws or regulations (including a decision of any court or tribunal or the application by any tax authority), which change or amendment becomes effective or applicable, or, in the case of a change in or amendment to law, where such change or amendment is enacted by a UK Act of Parliament or by a Statutory Instrument, if such UK Act of Parliament or Statutory Instrument is enacted, on or after the Issue Date:

(a)     in making a payment under the Contingent Capital Notes in respect of interest, the Issuer has or will or would on the next Interest Payment Date become obligated to pay Additional Amounts;

(b)     a payment of interest on the next Interest Payment Date in respect of any of the Contingent Capital Notes would be treated as a “distribution” within the meaning of Section 1000 of the U.K. Corporation Tax Act 2010 (or any statutory modification or re-enactment thereof for the time being);

(c)     the Issuer would not be entitled to claim a deduction in respect of a payment of interest payable on the next Interest Payment Date in computing its U.K. taxation liabilities (or the value of such deduction to the Issuer would be materially reduced);

(d)     as a result of the Contingent Capital Notes being in issue, the Issuer would not be able to have losses or deductions (including in respect of a payment of interest on the Contingent Capital Notes) set against the profits or gains, or profits or gains offset by losses or deductions, of companies with which it is or would otherwise be grouped for applicable U.K. tax purposes (whether under the group relief system current as at the date of issue of the Contingent Capital Notes or any similar system or systems having like effect as may exist from time to time);

(e)     a future write-down of the principal amount of the Contingent Capital Notes or conversion of the Contingent Capital Notes into ordinary shares would result in a U.K. tax liability, or income, profit or gain being treated for U.K. tax purposes as accruing, arising or being received;

(f)     the Contingent Capital Notes would no longer be treated as loan relationships for U.K. tax purposes; or

(g)     the Contingent Capital Notes or any part thereof would be treated as a derivative or an embedded derivative for U.K. tax purposes,

in each case, the effect of which cannot be avoided by the Issuer taking reasonable steps

Page 11/16

available to it.
Redemption for a Capital Disqualification Event

If at any time a Capital Disqualification Event occurs, the Issuer may, subject to the satisfaction of the Solvency Condition and the conditions described under “—Pre-conditions to Redemptions and Repurchases” below, at its option and in its sole discretion, redeem the Contingent Capital Notes, in whole but not in part, at any time at 100% of their principal amount together with any Accrued Interest to, but excluding, the date fixed for redemption.

A “Capital Disqualification Event” shall occur if the Issuer determines that, as a result of any amendment to, or change in the regulatory classification of the Contingent Capital Notes under, the Capital Regulations (or official interpretation thereof), in any such case becoming effective on or after the Issue Date, the whole or any part of the Contingent Capital Notes are, or are likely to be, excluded from the Tier 1 Capital (as defined in the Capital Regulations) of the Issuer and/or the Regulatory Group.

Repurchases of the Contingent Capital Notes	Subject to the satisfaction of the Solvency Condition and the conditions described under “—Pre-conditions to Redemptions and Repurchases” below, the Issuer may at any time and from time to time and to the extent not prohibited by CRD IV, repurchase beneficially or procure others to repurchase beneficially for its account the Contingent Capital Notes in the open market, by tender or by private agreement, in any manner and at any price or at differing prices.
Cancellation	Contingent Capital Notes purchased or otherwise acquired by the Issuer may be (i) held, (ii) resold or (iii) at the Issuer’s sole discretion, surrendered to the Trustee for cancellation (in which case all Contingent Capital Notes so surrendered will forthwith be cancelled in accordance with applicable law and thereafter may not be reissued or resold).
Pre-conditions to Redemptions and Repurchases

Any redemption or repurchase of the Contingent Capital Notes by the Issuer is subject (except to the extent that the PRA no longer so requires) to the Issuer having met the following conditions:

(1) it has notified the PRA of its intention to do so at least one month (or such other, longer or shorter period, as the PRA may then require or accept) before the Issuer becomes committed to the proposed redemption or repurchase; and

(2) the PRA having granted permission for the Issuer to make any such redemption or repurchase of the Contingent Capital Notes upon a satisfactory finding that either:

(i) on or before such redemption or repurchase of any of the Contingent Capital Notes, the Issuer replaces such Contingent Capital Notes with own funds instruments (as defined by the Capital Regulations) of an equal or higher quality on terms that are sustainable for its income capacity; or

(ii) the Issuer has demonstrated to the satisfaction of the PRA that its Tier 1 Capital and Tier 2 Capital (as defined by the Capital Regulations) would, following such redemption or repurchase, exceed the capital ratios required under CRD IV and the combined buffer requirement defined in CRD IV by a margin that the PRA may consider necessary on the basis set out in CRD IV for it to determine the appropriate level of capital of an institution; and

(3) no Conversion Trigger Notice has been delivered; and

(4) the Issuer has complied with any alternative or additional pre-conditions as set out in the Capital Regulations and/or required by the PRA as a prerequisite to its permission for such redemptions or repurchases, at the time.

In addition, the Issuer may only redeem the Contingent Capital Notes before five years after the date of issuance of the Contingent Capital Notes, provided that (except to the extent that the PRA no longer so requires) the following conditions are met:

(a) the pre-conditions listed in (1), (2), (3) and (4) above are met; and

(b) in the case of redemption due to the occurrence of a Capital Disqualification Event, as described under “—Redemption for a Capital Disqualification Event” above (i) the PRA considers such change to be sufficiently certain and (ii) the Issuer demonstrates to the satisfaction of the PRA that the Capital Disqualification Event was not reasonably foreseeable at the time of the issuance of the Contingent Capital Notes; or

(c) in the case of redemption due to the occurrence of a Tax Event as described under “---Tax

Page 12/16

Redemption” above, the Issuer demonstrates to the satisfaction of the PRA that a Tax Event is material and was not reasonably foreseeable at the time of issuance of the Contingent Capital Notes.
Payment of Additional Amounts	The Issuer will pay additional amounts in respect of any withholding or deduction imposed in respect of payments of interest only (and not principal) on the Contingent Capital Notes subject to certain exemptions as described under “Description of the Contingent Capital Notes—Additional Amounts” in the preliminary prospectus supplement.
Additional Issuances	The Issuer may, from time to time, without the consent of the holders of the Contingent Capital Notes, issue additional Contingent Capital Notes under the Indenture, having the same ranking and same interest rate, interest cancellation terms, redemption terms, conversion price and other terms as the Contingent Capital Notes described in the preliminary prospectus supplement, other than the price to the public and issue date of the Contingent Capital Notes. Any such additional Contingent Capital Notes, together with the Contingent Capital Notes offered by the preliminary prospectus supplement, shall rank equally and rateably with the Contingent Capital Notes in all respects, so that such further Contingent Capital Notes shall be consolidated and form a single series with the Contingent Capital Notes. There is no limitation on the amount of Contingent Capital Notes or other debt securities that the Issuer may issue under the Indenture, and there is no restriction on the Issuer issuing securities that may have similar, or different conversion trigger event provisions to the Contingent Capital Notes or no conversion trigger events.
Enforcement Events and Remedies

There are no events of default under the Contingent Capital Notes. In addition, under the terms of the Indenture neither the Automatic Conversion, the exercise of the U.K. bail-in power by the relevant U.K. resolution authority nor a write-down of the Contingent Capital Notes upon the occurrence of a Conversion Trigger Event following a Non-Qualifying Takeover Event with respect to the Contingent Capital Notes will be an Enforcement Event.

Each of the following is an “Enforcement Event”:

(1) the occurrence of a Winding up or Administration Event prior to the occurrence of a Conversion Trigger Event;

(2) non-payment of principal when due as further described below; or

(3) breach of a Performance Obligation

The occurrence of a Winding-up or Administration Event prior to the occurrence of a Conversion Trigger Event

If a Winding-up or Administration Event occurs prior to the occurrence of a Conversion Trigger Event, subject to the subordination provisions described herein, the principal amount of the Contingent Capital Notes will become immediately due and payable. For the avoidance of doubt, as the principal amount of the Contingent Capital Notes will become immediately due and payable upon such a Winding-up or Administration Event, neither the Trustee nor the holders of the Contingent Capital Notes are required to declare such principal amount to be due and payable.

Non-payment of principal when due

Subject to the satisfaction of any redemption conditions described herein, if the Issuer does not make payment of principal in respect of the Contingent Capital Notes for a period of fourteen (14) calendar days or more after the date on which such payment is due, then the Trustee, on behalf of the holders and beneficial owners of the Contingent Capital Notes, may, at its discretion, or shall at the direction of holders of 25% or more of the aggregate principal amount of outstanding Contingent Capital Notes, subject to any applicable laws, institute proceedings for the winding up of the Issuer. In the event of a Winding-up or Administration Event or liquidation of the Issuer, whether or not instituted by the Trustee, the Trustee may prove the claims of the holders and beneficial owners of the Contingent Capital Notes and the Trustee in the Winding up or Administration Event of the Issuer and/or claim in the liquidation of the Issuer, such claims as set out under “—Ranking” above. For the avoidance of doubt, the Trustee may not declare the principal amount of any outstanding Contingent Capital Notes to be due and payable and may not pursue any other legal remedy, including a judicial proceeding for the collection of the sums due and unpaid on the Contingent Capital Notes.

Breach of a Performance Obligation

In the event of a breach of any term, obligation or condition binding on the Issuer under the

Page 13/16

Contingent Capital Notes or the Indenture (other than any payment obligation of the Issuer under or arising from the Contingent Capital Notes or the Indenture, including payment of any principal or interest, including any damages awarded for breach of any obligations) (a “Performance Obligation”); the Trustee may without further notice institute such proceedings against the Issuer as it may think fit to enforce the Performance Obligation, provided that the Issuer shall not by virtue of the institution of any such proceedings be obliged to pay any sum or sums, in cash or otherwise (including any damages) earlier than the same would otherwise have been payable under the Contingent Capital Notes or the Indenture.

No other remedies

Other than the limited remedies specified above, no remedy against the Issuer shall be available to the Trustee (acting on behalf of the holders of the Contingent Capital Notes) or to the holders and beneficial owners of the Contingent Capital Notes, provided that (1) the Trustee shall have such powers as are required to be authorised to it under the Trust Indenture Act (as defined herein) in respect of the rights of the holders and beneficial owners under the provisions of the Indenture, and (2) nothing shall impair the rights of a holder or beneficial owner of the Contingent Capital Notes under the Trust Indenture Act, absent such holder’s or beneficial owner’s consent, to sue for any payment due but unpaid in respect of the Contingent Capital Notes, provided that, in the case of (1) and (2), any payments in respect of, or arising from, the Contingent Capital Notes including any payments or amounts resulting or arising from the enforcement of any rights under the Trust Indenture Act in respect of the Contingent Capital Notes shall be subject to the provisions of the Indenture. For the avoidance of doubt, such limitations shall not apply to the obligations of the Issuer to pay the fees and expenses of, and to indemnify, the Trustee, and the Trustee’s rights to apply money collected to first pay its fees and expenses shall not be subject to the subordination provisions set forth in the Indenture.

Form	Registered; settlement in DTC
Minimum Denomination	The Contingent Capital Notes will be issued only in registered form in minimum denominations of $200,000 and in integral multiples of $1,000 in excess thereof.
Listing	Application has been made to The Irish Stock Exchange plc (the “Irish Stock Exchange”) for each series of Contingent Capital Notes to be admitted to the Official List and to trading on the Global Exchange Market, which is the exchange regulated market of the Irish Stock Exchange.
Governing Law	The Contingent Capital Notes and the Indenture will be governed by, and construed in accordance with the laws of New York and the Trust Indenture Act, except that the subordination provisions and the waiver of the right to set-off by the holders of the Contingent Capital Notes and by the Trustee acting on behalf of the holders with respect to the Contingent Capital Notes will be governed by, and construed in accordance with the laws of Scotland.
Interest cancellation, Automatic Conversion and PONV Risk Factors	Risk Factors regarding interest cancellation, Automatic Conversion and the application of the U.K. bail-in power are included in the preliminary prospectus supplement.
Form of Offering	SEC Registered Global
Selling Restrictions

The Contingent Capital Notes discussed in this document are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Contingent Capital Notes to retail investors.

In particular, in June 2015, the UK Financial Conduct Authority (the “FCA”) published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015 (the “PI Instrument”), which took effect on October 1, 2015.

Under the rules set out in the PI Instrument (as amended or replaced from time to time, the “PI Rules”):

(1) certain contingent write-down or convertible securities (including any beneficial interests therein), such as the Contingent Capital Notes, must not be sold to retail clients in the EEA; and

(2) there must not be any communication or approval of an invitation or inducement to participate

Page 14/16

in, acquire or underwrite such securities (or the beneficial interest in such securities) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client in the EEA (in each case, within the meaning of the PI Rules), other than in accordance with the limited exemptions set out in the PI Rules.

The Issuer, the Underwriters and/or their respective affiliates are required to comply with the PI Rules, or, if not subject to the PI Rules, they will comply with them as if they were subject to the applicable PI Rules. By purchasing, or making or accepting an offer to purchase, any Contingent Capital Notes (or a beneficial interest in such Contingent Capital Notes) from the Issuer and/or the Underwriters, each prospective investor represents, warrants, agrees with and undertakes to the Issuer and each of the Underwriters and/or their respective affiliates that:

(1) it is not a retail client in the EEA (as defined in the PI Rules);

(2) whether or not it is subject to the PI Rules, it will not

(a) sell or offer the Contingent Capital Notes (or any beneficial interest therein) to retail clients in the EEA; or

(b) communicate (including the distribution of this document) or approve an invitation or inducement to participate in, acquire or underwrite the Contingent Capital Notes (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client in the EEA (within the meaning of the PI Rules), in any such case other than (i) in relation to any sale or offer to sell the Contingent Capital Notes (or any beneficial interests therein) to a retail client in or resident in the United Kingdom, in circumstances that do not and will not give rise to a contravention of the PI Rules by any person and/or (ii) in relation to any sale or offer to sell the Contingent Capital Notes (or any beneficial interests therein) to a retail client in any EEA member state other than the United Kingdom, where (A) it has conducted an assessment and concluded that the relevant retail client understands the risks of an investment in the Contingent Capital Notes (or such beneficial interests therein) and is able to bear the potential losses involved in an investment in the Contingent Capital Notes (or such beneficial interests therein) and (B) it has at all times acted in relation to such sale or offer in compliance with the Markets in Financial Instruments Directive (2004/39/EC) (as amended from time to time, “MiFID”) to the extent it applies to it or, to the extent MiFID does not apply to it, in a manner which would be in compliance with MiFID if it were to apply to it; and

(3) it will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA) relating to the promotion, offering, distribution and/or sale of the Contingent Capital Notes (or any beneficial interests therein), including (without limitation) any such laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Contingent Capital Notes (or any beneficial interests therein) by investors in any relevant jurisdiction.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Contingent Capital Notes (or any beneficial interests therein) from the Issuer and/or the Underwriters and/or their respective affiliates the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

*The security ratings above are not a recommendation to buy, sell or hold the Contingent Capital Notes offered hereby. The ratings may be subject to revision or withdrawal at any time by S&P or Fitch.

Recent Development

CMA Final Report

As anticipated, on August 9, 2016, the Competition Markets Authority (“CMA”) published its final report following a marketing investigation reference into retail banking. The CMA concluded that there are a number of competition concerns in the provision of personal current accounts (“PCA”), business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough. The final report sets out measures to address these concerns, which are largely consistent with those included in its preliminary report. These include measures to make it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges, along with additional measures targeted at SME customers. RBS is continuing to assess the impact of the report.

Page 15/16

* * *

The securities referred to in this free writing prospectus are not intended to be sold and should not be sold to retail clients in the European Economic Area, as defined in the rules set out in the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, as amended or replaced from time to time, other than in circumstances that do not and will not give rise to a contravention of those rules by any person.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter participating in the offering will arrange to send you the prospectus at no charge if you request it by calling RBS Securities Inc. toll-free at 1-866-884-2071, calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, calling J.P. Morgan Securities LLC at 1-212-834-4533, and calling UBS Securities LLC toll-free at 1-888-827-7275.

Page 16/16